UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company held an extraordinary general meeting on December 20, 2022 (“EGM”). The EGM was previously reported in a Report on Form 6-K filed on November 14, 2022 and was held to consider the following resolution (the “Resolution”):

To grant a specific mandate to the Directors to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue. The Specific Mandate is in addition to and shall not prejudice nor revoke any general or special mandate(s) which has/have been granted or may from time to time be granted to the Directors prior to the passing of this resolution.

An announcement, dated December 20, 2022, by the Company of the results of the votes by the stockholders of the Company has been made in accordance with the rules of the HKSE. The English version of this announcement is attached to this Report as Exhibit 99.1, which is hereby incorporated herein. The Resolution was approved by a vote of 208,109,053 ordinary shares (or approximately 98.36%) of the shares present. 3,466,180 shares (or approximately 1.64%) of the shares present voted against the Resolution.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 20, 2022

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Hong Kong Stock Exchange Announcement dated December 20, 2022 Regarding the Poll Results of the Extraordinary General Meeting

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